UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF) 02.429.144/0001 - 93
Company Registry (NIRE) 35.300.186.133

MATERIAL FACT

The managements of CPFL Energia S.A. (“Company”) and their respective controlled companies, Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”, which jointly with CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, Jaguari Geração, CPFL Mococa and CPFL Serviços, are denominated Controlled Companies”, and jointly with the Company, “Companies”), in the manner and for the purposes of CVM instructions numbers 319/99 and 358/02, hereby inform that on October 28 2009, the management bodies of the Companies have signed seven (7) instruments of Protocol and Justification for Incorporation of Shares Issued by the Controlled Companies into the Equity of the Company (“Protocols”) pursuant to the decisions of the respective managements on October 28 2009.

The corporate restructuring described herein and which shall take place through seven simultaneous incorporations of shares issued by the Controlled Companies into the capital of the Company pursuant to Article 252 of Law 6.404/76 (“Restructuring”) reaffirms the Company’s commitment to the best practices of corporate governance and is the result of the intention of the management of the Companies to integrate their shareholding base in the context of the Company, as well as the concentration of the liquidity of the shares issued by the Companies owned by the CPFL Energia Group into a single publicly-held company to the benefit of the shareholders as a whole.

This final stage in the Restructuring shall take place through the incorporation of the shares issued by the Controlled Companies into the equity of the Company, implying the transfer, to the equity of the Company, through an increase in its capital stock, of the shares of the Controlled Companies held by the other shareholders except the Company, converting all the Controlled Companies into wholly owned subsidiaries of the Company (“Incorporation of Shares”). The new shares of the Company issued due to the increase in its capital stock, shall then be delivered to the shareholders of the Controlled Companies.

This increase in capital resulting from the Incorporation of Shares shall not create preemptive rights to subscribe new shares on the part of the current shareholders of the Company; conversely, the dissenting shareholders may withdraw from the Company pursuant to Article 252, Paragraph 1, together with Article 230, both under Law 6,404/76. Reimbursement to dissenting shareholders shall only become due if the operation is concluded.

Pursuant to the provision in Article 137, Paragraph 1 of Law 6,404/76, the said right of withdrawal shall be limited to the shares that are owned by the shareholders enrolled in the Company’s registers up to the close of business today, withdrawal rights not being exercisable in relation to shares acquired after this date.

On the expiry of the period for exercising right of withdrawal by shareholders dissenting from the resolution for the Incorporation of Shares, the management of the Companies shall ratify or otherwise the Incorporation of Shares pursuant to Article 137 Paragraph 3 of the Joint Stock Companies Law.

The current corporate structure of the Companies is as follows:

The corporate structure following the Restructuring would be as follows:

INFORMATION APPLICABLE TO CVM INSTRUCTION 319/99

I – Objectives of the Restructuring:

(a) Objective of the Restructuring: The Restructuring is designed to achieve the following objectives: (i) align the interests of all the shareholders that comprise the corporate structure of the companies of the CPFL Group; (ii) increase the Free Float of the Company and its respective shareholder base; (iii) mitigate the costs related to eventual corporate restructurings and all the corporate events which involve the companies of the CPFL Group, among which Ordinary General Meetings, the committees and other events of a corporate nature that involve the interests of the Company and all its controlled companies and current subsidiaries; (iv) equalize access to information and facilitate access to a broad capital market reflecting not only the situation of the Company as a member of differentiated levels of corporate governance, but also the natural consolidation of financial information of the companies and the consequent strengthening of the balance sheet which shall allow the Company to optimize access to the same quantity and quality of information with ensuing funding and acquisition costs; and (v) concentration of the liquidity of the shares of the operators in a single publicly-held company with benefits for the entire spectrum of shareholders.

(b) Costs of Restructuring: Expenditure for implementing the Restructuring is forecasted to amount to R$ 1.220,000.00 (one million, two hundred and twenty thousand reais) including expenses with publications, preparation of the reports and the fees of auditors, appraisers, consultants and lawyers.

II. Corporate and negotiable acts that precede the operation: (1) Meeting of the Company’s Board of Directors held on October 28 2009, which approved: (i) ratification of the appointment of the specialized appraisers Hirashima & Associados Consultoria em Transações Societárias Ltda. and Hirashima & Associados Ltda. for the preparation, respectively, valuation reports of the economic value and the valuation reports for the shareholders’ equity at the market prices of the Company and the Controlled Companies (“Valuation Reports”); (ii) the Valuation Reports; (iii) the share exchange ratio; (iv) the terms of the Protocols; (v) the increase in the capital stock of the Company by virtue of the Incorporations of Shares; and (vi) the calling of the extraordinary general meeting of the Company for the purpose of deliberating on the Incorporation of Shares; (2) Meeting of the Fiscal Council of the Company, with the issue of a favorable opinion on the Restructuring, pursuant to the minutes of the same meeting of October 28 2009; (3) Protocol and Justification of Incorporation of Shares instrument, signed between the Company and CPFL Leste Paulista, Protocol and Justification of Incorporation of Shares instrument, signed between the Company and CPFL Jaguari, Protocol and Justification of Incorporation of Shares instrument, signed between the Company and CPFL Sul Paulista, Protocol and Justification of Incorporation of Shares instrument, signed between the Company and CPFL Mococa, Protocol and Justification of Incorporation of Shares instrument signed between the Company and CPFL Santa Cruz, Protocol and Justification of Incorporation of Shares instrument signed between the Company and Jaguari Geração and the Protocol and Justification of Incorporation of Shares instrument signed between the Company and CPFL Serviços, all dated October 28 2009.

III. Quantity, type and class of shares that shall be attributed in substitution for corporate rights which shall be extinguished, the criteria used to determine the exchange ratio and the reasons for which the operation is deemed equitable for the Company’s shareholders: In defining the ratio for substituting the shares issued by the Controlled Companies, the Managements of the Companies considered the valuations based on the following criteria:

(a) Valuation according to economic value: Executed by Hirashima & Associados Consultoria em Transações Societárias Ltda., specifically engaged for this purpose, presenting the reports which constitute attachments I and II for each Protocol, whereby the Companies were all evaluated on the same baseline date of June 30 2009 at their economic value using the discounted cash flow method at present value, the Companies being valued as follows:

Company	Economic Value on Base	Number of Shares	Economic Value as of
	Date of 06/30/2009		06/30/2009 for Each Share

CPFL Energia	20,449,425,287.28	479,910,938	42.610875619

CPFL Leste Paulista	104,911,485.90	895,732,704	0.117123652

CPFL Sul Paulista	72,889,602.30	463,482,320	0.157265119

CPFL Mococa	77,103,151.79	121,761,267	0.633232174

CPFL Serviços	14,071,609.13	1,482,334,328	0.009492871

CPFL Jaguari	57,609,271.89	212,125,627	0.271580915

Jaguari Geração	105,708,636.18	40,107,835	2.635610628

CPFL Santa Cruz	210,869,287.61	371,772,146	0.567200340

(b) Valuation according to equity value at market prices: Shareholders’ equity values at the market price of the shares of the Companies as at June 30 2009 according to the valuation specifically prepared by Hirashima & Associados Ltda., according to the reports constituting attachments III and IV for each Protocol, whereby the Companies were all valued on the same baseline date of June 30 2009, are the following:

			Equity Value at Market Prices
Company	Equity Value at Market Prices	Number of Shares	on Base Date of 06/30/2009
	on Base Date of 06/30/2009		for Each Share

CPFL Energia	5,704,669,025.94	479,910,938	11.886932708

CPFL Leste Paulista	36,872,763.46	895,732,704	0.041164918

CPFL Sul Paulista	27,330,545.68	463,482,320	0.058967828

CPFL Mococa	20,660,730.17	121,761,267	0.169682286

CPFL Serviços	(903,940.93)	1,482,334,328	-0.000609809

CPFL Jaguari	18,969,071.62	212,125,627	0.089423762

Jaguari Geração	41,513,612.32	40,107,835	1.035049943

CPFL Santa Cruz	85,890,723.28	371,772,146	0.231030550

(c) Exchange Ratios: In the light of these values, the Companies’ managements consider that the most equitable exchange ratio would be achieved by adopting the valuation based on economic value as appraised by the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda., in the reports under item (a), resulting in an exchange ratio whereby 01 (one) share issued by the Company shall be attributed to the following quantity of shares issued by each of the Controlled Companies:

		Shares Exchange Ratio (x	Shares to be	Shares to be	Increase of
Company	Economic Value as of	Shares of the Controlled	Incorporated	Issued by the	Company's Capital
	06/30/2009 for Each Share	Companies Equivalent to 1	from Controlled	Company	Stock in R$
		Share of CPFL Energia)	Companies

CPFL Energia	42.610875619	-	-	-	-

CPFL Leste Paulista	0.117123652	363.811021363	36,911,364	101,458	4,323,214.22

CPFL Sul Paulista	0.157265119	270.949310545	77,271,309	285,187	12,152,067.78

CPFL Mococa	0.633232174	67.291078028	20,299,917	301,673	12,854,550.68

CPFL Serviços	0.009492871	4,488.723577562	215,037,398	47,906	2,041,316.60

CPFL Jaguari	0.271580915	156.899374200	27,250,505	173,681	7,400,699.49

Jaguari Geração	2.635610628	16.167363711	5,107,901	315,939	13,462,437.43

CPFL Santa Cruz	0.567200340	75.124911984	28,463	379	16,149.53

			Total:	1,226,223	52,250,435.73

IV – The shares which the preferred shareholders shall receive, the reasons for the modification of their rights, if the case, as well as eventual compensating mechanisms:

The rights to which the common shares of the Company are currently entitled shall be aggregated to the rights of the shareholders of the Controlled Companies, be they holders of preferred or common shares. Among these rights, of particular importance are:

(i) Tag along – the eventual sale of control shall trigger a public offering for the acquisition of shares of the minority shareholders by the acquiring entity with treatment equal to that extended to the group selling the controlling stake;

(ii) Offer of repurchase at the economic value in the event of a delisting from the Novo Mercado – in the event of a delisting of the Company from BM&FBOVESPA’s Novo Mercado, a public offering for the acquisition of shares shall be held, calculated on the basis of the economic value of the shares issued by the Company;

(iii) Offer of repurchase at the economic value in the event of cancellation of registration as a Publicly-held Company – the eventual cancellation of the registration of the Company shall be preceded by a public offering for the acquisition of shares and shall have as its minimum price the value of the Company and its shares that shall be so determined in the valuation report of the economic value;

(iv) Disclosure of Transactions with Related Parties – the Company discloses complete information of all and any contract signed between it and its controlled and affiliated company(ies), their managements, their controlling shareholder, and further, between the Company and the controlled or affiliated companies of the members of management and the controlling shareholder, as well as with other companies which with any of these persons that form the same group, either on a de facto or de jure basis, whether in a single contract or in successive contracts, with or without the same purpose, in any period of the year, whenever a value equal to or higher than 1% (one percent) of the Company’s shareholders’ equity is reached;

(v) CPFL Energia’s financial statements prepared in accordance with generally accepted Brazilian accounting principles (BR GAAP) and reconciled to generally accepted American accounting principles (US GAAP) – they are disclosed in full in the English language, accompanied by the management report and the explanatory notes;

(vi) Meetings with the Market – there is a commitment for holding a public meeting with investment analysts at least once a year;

(vii) BM&FBOVESPA Arbitration Panel – the Company, the controlling shareholders, the management and members of the Fiscal Council undertake to resolve all and any disputes and disagreements by arbitration; and

(viii) Greater liquidity – with the incorporation of the shares issued by the Controlled Companies into the equity of the Company, the minority shareholders of the Controlled Companies shall become owners of the shares with a greater level of, liquidity in the market.

V – Criteria for valuation of shareholders’ equity, the base date established for the valuation, and the treatment of subsequent equity variations:

Since the Restructuring involves the incorporation of shares, with the consequent maintenance of the legal personality of the Controlled Companies, the equity variations shall continue to be recorded in their books, without there being restriction on the recognition of these variations as equity income in the Company’s income statement.

VI – Value of the capital increase:

Currently the Company’s capital stock is R$ 4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais, eighty-two centavos), divided in 479,910,938 (four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight) common book entry shares with no par value. Should the Restructuring be concluded without the exercising of the right of withdrawal by any shareholder among the Controlled Companies or the Company, the capital stock of the Company shall be increased by R$ 52,250,435.73 (fifty-two million, two hundred and fifty thousand, four hundred and thirty-five reais and seventy-three centavos) to R$ 4,793,425,677.55 (four billion, seven hundred and ninety-three million, four hundred and twenty-five thousand, six hundred and seventy-seven reais and fifty-five centavos) divided in 481,137,161 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and sixty-one) common, book entry shares with no par value. The correct value of the increase in capital shall become known on ratification of the Restructuring.

VII – Value of the reimbursement of the shares to which the dissenting shareholders shall have a right:

The Incorporation of Shares shall entitle dissenting shareholders of the Company and the Controlled Companies to rights of withdrawal. The value of the reimbursement in the event of withdrawal shall be based on the book equity value on the baseline date of June 30 2009, this value of the Company and each Controlled Company being described as follows:

Company	Book Equity Value on Base	Number of Shares	Book Equity Value as of
	Date of 06/30/2009		06/30/2009 for Each Share

CPFL Energia	5,020,641,137.88	479,910,938	10.461610145

CPFL Leste Paulista	40,330,231.35	895,732,704	0.045024851

CPFL Sul Paulista	42,131,580.61	463,482,320	0.090902239

CPFL Mococa	28,894,029.26	121,761,267	0.237300662

CPFL Serviços	1,924,090.53	1,482,334,328	0.001298014

CPFL Jaguari	31,171,200.19	212,125,627	0.146946885

Jaguari Geração	40,898,379.82	40,107,835	1.019710484

CPFL Santa Cruz	80,135,280.39	371,772,146	0.215549447

VIII – Identification of the specialized companies, the appointment of which shall be submitted for the approval of the general meeting: (a) Hirashima & Associados Consultoria em Transações Societárias Ltda. shall be the appointed specialized company for providing the valuation report of economic value; (b) Hirashima & Associados Ltda. shall be the specialized company for providing the valuation report based on the shareholders’ equity value at market prices. Both companies have declared there is no conflict or communion of interest, either current or potential, with the controlling group of the company, or with respect to minority shareholders, or relative to any of the involved companies or to the Restructuring itself.

IX – Approval by the Regulatory Authorities: In the context of this Restructuring, there is no provision in the legislation which requires prior approval of regulatory authorities or autarchies which supervise the Company’s activities, above all the National Electric Energy Agency – ANEEL and the Brazilian Securities and Exchange Commission – CVM.

X – Other material information

(a) Statutory Amendments: In view of the Incorporation of Shares issued by the Controlled Companies, the Company’s bylaws shall be amended in order to reflect the increase in its capital stock and in the number of shares into which it is divided.

(b) Restructuring Documents: The Restructuring Documents are available to shareholders as from today’s date at the Company’s registered offices and in its website (www.cpfl.com.br/ir), as well as in the website of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

São Paulo, October 28 2009.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.